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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Press Release: January 8, 2008
2. Material Change Report: January 9, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F xxx Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No xxx

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PEDIMENT EXPLORATION LTD.

January 08, 2008

Los Planes Drill Intersects 10.6 m of 13.3 g/t within 50 m of 4 g/t Gold

Pediment Exploration Ltd (TSX-V: PEZ) is pleased to report continuing results for an additional seven RC holes from the Los Planes zone at the San Antonio gold project in Baja California Sur, Mexico. These include the high-grade results noted above, and also show further expansion of the system to the south and the northeast. Drilling with two rigs has resumed at San Antonio after the Christmas break.

The updated Los Planes drill plan can be found at the link below. Updated drill sections will be added to the company website shortly: http://www.pedimentexploration.com/i/pdf/2008-01-08_NRM.pdf

West-Central Planes

PLRC-62 was drilled at an angle of -70°, east from the same site as PLRC-05 (angled at -50°) which returned three separate 1.5 m sections of 19.5, 10.6, and of 15.9 g/t within 9 m of 12.4 g/t gold; and PLRC-18 (vertical) which returned contiguous 1.5 m sections of 8.8 and 12.8 g/t gold. These are located 100 metres south of PLRC-07 (12.2 m of 19.9 g/t within 84 m of 3.8 g/t gold) and there are no intervening results between these two set-ups, to date.

Table 1. Detail of new drill-assay results for west-central Los Planes zone.

	From (metres)	**To (metres)**	**Interval (metres)**	**Gold g/t**	**Comments**
PLRC-62	110.3	160.6	50.3	4.0	Sulphide zone
including	130.2	146.9	16.7	10.8	
or	130.2	140.8	10.6	13.3	
or	130.2	133.2	3.0	18.7	
and	166.7	180.4	13.7	1.1	Sulphide zone
and	188.1	238.4	50.3	1.0	Sulphide zone
Including	223.1	230.7	7.6	3.0	

The overall sum of these three intercepts (50.3 m + 13.7 m + 50.3 m) is 114.3 meters of 2.3 grams gold per ton, or 86 metres true width, corrected for the approximate dip of the body. PLRC-62 is the only hole at this set up to drill completely through the zone.

Northern-east Up-dip Los Planes Extension

Results are complete for four new holes in this area. PLRC-29 both confirms oxide mineralization up-dip to the east from the core area and higher-grade sections 200 metres east of PLRC-07. PLRC-33 and 36 confirm the northeast extension indicated by PLRC-37 (see release dated December 07, 2007). PLRC-42 indicates the system continues for 150 metres to the north of the previous northern results.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2 Phone: (604) 682-4418 Fax: (604) 669-0384

Table 2. Detail of new drilling assay results for the northern up-dip, Los Planes zone.

	From (metres)	T0 (metres)	Interval (metres)	Gold g/t	Comments
PLRC-29	64.4	122.2	57.8	1.13	Oxide & mixed to 110 metres
including	75.0	76.5	1.5	8.13	
PLRC-33	138.4	200.9	62.5	1.31	Sulphide zone
PLRC-36	95.1	151.5	56.4	1.17	Sulphide zone
including	131.7	145.4	13.7	3.00	
Including	134.7	136.2	1.5	7.93	
PLRC-42	84.4	96.6	12.2	0.68	Mostly oxide zone

Southern extension

The results of PLRC-55 extend the zone further south from previous releases by 50 metres with oxide material of good grade, while it and PLRC-52 on the western side of the system confirm the broad section of oxidized mineralized material continues south into this unpredicted area.

Table 3. Detail of new southern up-dip on-strike extension of Los Planes zone.

	From (metres)	To (metres)	Interval (metres)	Gold g/t	Comments
PLRC-52	38.7	52.4	13.7	0.80	Mixed oxide-sulphide zone
and	58.5	75.3	16.8	0.51	Mixed zone
and	102.7	168.3	65.5	0.92	Sulphide zone
PLRC-55	27.4	36.6	9.2	1.54	Oxide zone
and	64.0	74.7	10.7	0.41	Mixed oxide-sulphide zone
and	82.3	85.3	3.0	0.61	Sulphide zone
and	118.9	123.4	4.6	0.90	Sulphide zone

VP of Exploration Mel Herdrick states that "with more than 70 drill holes completed in the Los Planes area, there is overwhelming evidence that a large new gold resource is being outlined, and now we are also seeing the potential for a high grade north-south trend correlating with intersections in holes PLRC-7 and 62." Mel Herdrick is a qualified person as defined by NI 43-101 and has approved the information contained in this release. The project supervisor is geologist Pedro Teran, B.Sc.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD
Vancouver, British Columbia

We Seek Safe Harbour.
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3
Material Change Report

Item 1:   **Name and Address of Company**

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1L6
(the "Company")

Item 2   **Date of Material Change**

January 8, 2008

Item 3   **News Release**

The news release was disseminated on January 8, 2008 by way of Stockwatch.

Item 4   **Summary of Material Change**

The Company announces that the Los Planes zone drill intersects 10.6 m of 13.3 g/t within 50 m of 4 g/t gold.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company reports continuing results for an additional seven RC holes from the Los Planes zone at the San Antonio gold project in Baja California Sur, Mexico. These include the high-grade results noted above, and also show further expansion of the system to the south and the northeast. Drilling with two rigs has resumed at San Antonio after the Christmas break.

The updated Los Planes drill plan can be found at the link below.
http://www.pedimentexploration.com/i/pdf/2008-01-08_NRM.pdf

West-Central Planes
PLRC-62 was drilled at an angle of -70°, east from the same site as PLRC-05 (angled at -50°) which returned three separate 1.5 m sections of 19.5, 10.6, and of 15.9 g/t within 9 m of 12.4 g/t gold; and PLRC-18 (vertical) which returned contiguous 1.5 m sections of 8.8 and 12.8 g/t gold. These are located 100 metres south of PLRC-07 (12.2 m of 19.9 g/t within 84 m of 3.8 g/t gold) and there are no intervening results between these two set-ups, to date.

Table 1. Detail of new drill-assay results for west-central Los Planes zone.

	From (metres)	To (metres)	Interval (metres)	Gold g/t	Comments
PLRC-62	110.3	160.6	50.3	4.0	Sulphide zone
including	130.2	146.9	16.7	10.8	
or	130.2	140.8	10.6	13.3	
or	130.2	133.2	3.0	18.7	
and	166.7	180.4	13.7	1.1	Sulphide zone
and	188.1	238.4	50.3	1.0	Sulphide zone
Including	223.1	230.7	7.6	3.0	

The overall sum of these three intercepts (50.3 m + 13.7 m + 50.3 m) is 114.3 meters of 2.3 grams gold per ton, or 86 metres true width, corrected for the approximate dip of the body. PLRC-62 is the only hole at this set up to drill completely through the zone.

Northern-east Up-dip Los Planes Extension
Results are complete for four new holes in this area. PLRC-29 both confirms oxide mineralization up-dip to the east from the core area and higher-grade sections 200 metres east of PLRC-07. PLRC-33 and 36 confirm the northeast extension indicated by PLRC-37 (see release dated December 07, 2007). PLRC-42 indicates the system continues for 150 metres to the north of the previous northern results.

Table 2. Detail of new drilling assay results for the northern up-dip, Los Planes zone.

	From (metres)	T0 (metres)	Interval (metres)	Gold g/t	Comments
PLRC-29	64.4	122.2	57.8	1.13	Oxide & mixed to 110 metres
including	75.0	76.5	1.5	8.13	
PLRC-33	138.4	200.9	62.5	1.31	Sulphide zone
PLRC-36	95.1	151.5	56.4	1.17	Sulphide zone
including	131.7	145.4	13.7	3.00	
Including	134.7	136.2	1.5	7.93	
PLRC-42	84.4	96.6	12.2	0.68	Mostly oxide zone

Southern extension
The results of PLRC-55 extend the zone further south from previous releases by 50 metres with oxide material of good grade, while it and PLRC-52 on the western side of the system confirm the broad section of oxidized mineralized material continues south into this unpredicted area.

Table 3. Detail of new southern up-dip on-strike extension of Los Planes zone.

	From (metres)	To (metres)	Interval (metres)	Gold g/t	Comments
PLRC-52	38.7	52.4	13.7	0.80	Mixed oxide-sulphide zone
and	58.5	75.3	16.8	0.51	Mixed zone
and	102.7	168.3	65.5	0.92	Sulphide zone
PLRC-55	27.4	36.6	9.2	1.54	Oxide zone
and	64.0	74.7	10.7	0.41	Mixed oxide-sulphide zone
and	82.3	85.3	3.0	0.61	Sulphide zone
and	118.9	123.4	4.6	0.90	Sulphide zone

VP of Exploration Mel Herdrick states that "with more than 70 drill holes completed in the Los Planes area, there is overwhelming evidence that a large new gold resource is being outlined, and now we are also seeing the potential for a high grade north-south trend correlating with intersections in holes PLRC-7 and 62." Mel Herdrick is a qualified person as defined by NI 43-101 and has approved the information contained in this material change report. The project supervisor is geologist Pedro Teran, B.Sc.

Caution regarding forward-looking statements:

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, regarding further drill results of the Los Planes zone from the San Antonio project. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

<u>5.2   Disclosure for Restructuring Transactions</u>

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

January 9, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)


Date: January 9, 2008   By /s/ Gary Freeman

                            Gary Freeman, President/CEO/Director